SIMPSON THACHER & BARTLETT LLP

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212-455-2255	IFERT@STBLAW.COM

July 20, 2015

VIA OVERNIGHT COURIER AND EDGAR

Re:	AVINTIV Specialty Materials Inc.(f/k/a Polymer

Group, Inc.) and other Registrants – Registration

Statement on Form S-4 (File No.: 333-204177)

Mara L. Ransom

Lisa Kohl

Scott Anderegg

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of AVINTIV Specialty Materials Inc. (the “Issuer”) and the subsidiary guarantors listed in the above-referenced Registration Statement (together with the issuer, the “Registrants”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 9, 2015 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-4 filed on May 14, 2015 (the “Registration Statement”).

The Registrants have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates certain financial and other information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-4

General

1.	Please revise to include the financial statements and related financial information for the quarter ended March 31, 2015. See Rule 3-12 of Regulation S-X.

In response to the Staff’s comments, the Registrants have updated the interim financial statements and related financial information included in the Registration Statement to reflect the results of fiscal quarter ended March 31, 2015.

2.	We note that you are registering the exchange notes in reliance on the positions enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

In response to Staff’s comment, concurrently with this letter, the Registrants are submitting as correspondence a letter containing the above-referenced statements and representations.

Exhibits 5.1 and 5.2

3.	Please have counsels revise their opinions to opine, as applicable in each case, that the Registrant and/or Guarantor(s) are validly existing under the law of the jurisdiction of their organization, have the power(s) to create the obligation, and have taken the required steps to authorize entering into the obligation. Please refer to Section II.B.1.e of Staff Legal Bulletin No.19.

The Registrants respectfully advise the Staff that Registrants’ counsel concur with the Staff’s view expressed in in Section II.B.I.e of Staff Legal Bulletin No. 19 that “an opinion that a debt security or guarantee is a binding obligation of the registrant necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation.” While the Registrants’ primary counsel has taken certain assumptions with respect to a guarantor organized under the laws of South Carolina, the Registrants engaged local South Carolina counsel that provided a legal opinion covering such matters. Both primary and local counsel opinions and related consents have been filed as exhibits to the Registration Statement.

In response to the Staff’s comment, the Registrants have revised the Registration Statement to name the local counsel in the “Legal Matters” section as having prepared an opinion, as contemplated by Section II.B.I.e of Staff Legal Bulletin No. 19.

4.	Please have South Carolina counsel named in the registration statement as having prepared an opinion. Please refer to Section II.B.1.e of Staff Legal Bulletin No.19.

In response to Staff’s comment, the Registrants have revised the disclosure on page [213] of Amendment No. 1 to name South Carolina counsel as having prepared an opinion.

* * * * * * *

Please call me (212-455-2255) or Katerina Kousoula of my firm (212-455-3151) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert

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